EXHIBIT 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

August 31, 2020

Intellipharmaceutics International Inc.
August 31, 2020

Table of contents

Condensed unaudited interim consolidated balance sheets	2
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)	3
Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4
Condensed unaudited interim consolidated statements of cash flows	5
Notes to the condensed unaudited interim consolidated financial statements	6-32

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2020	2019
	$	$
Assets
Current
Cash	798,556	64,622
Trade and other receivables, net	523,883	177,202
Investment tax credits	635,635	775,736
Prepaid expenses, sundry and other assets	104,555	156,616
Inventory (Note 3)	246,756	349,131
	2,309,385	1,523,307

Property and equipment, net (Note 4)	1,907,886	2,273,406
	4,217,271	3,796,713

Liabilities
Current
Accounts payable	4,069,023	3,757,018
Accrued liabilities	1,641,564	927,698
Employee costs payable	1,253,243	893,864
Income tax payable (Note 10)	5,678	5,678
Promissory notes payable (Note 5)	162,840	159,863
Convertible debentures (Note 5)	1,769,192	1,744,813
	8,901,540	7,488,934

Shareholders' equity (deficiency)
Capital stock (Note 6)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,678,105 common shares	46,144,402	45,561,222
(November 30, 2019 - 22,085,856)
Additional paid-in capital	44,361,358	44,167,721
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(95,474,450)	(93,705,585)
	(4,684,269)	(3,692,221)
Contingencies (Note 11)
	4,217,271	3,796,713

See accompanying notes to the condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
	$	$	$	$

Revenue
Licensing (Note 3)	328,781	217,265	1,102,075	881,512
Up-front fees (Note 3)	-	1,472,676	-	2,366,485
	328,781	1,689,941	1,102,075	3,247,997

Cost of good sold
Cost of goods sold	-	-	-	33,068

Gross Margin	328,781	1,689,941	1,102,075	3,214,929

Expenses
Research and development	842,846	1,625,353	2,426,017	5,412,653
Selling, general and administrative	513,121	1,298,029	1,584,584	3,981,285
Depreciation (Note 4)	102,254	126,872	307,376	378,932
	1,458,221	3,050,254	4,317,977	9,772,870

Loss from operations	(1,129,440)	(1,360,313)	(3,215,902)	(6,557,941)
Net foreign exchange (loss) gain	(189,538)	(23,767)	(144,684)	(10,138)
Interest income	-	11	-	865
Interest expense	(133,137)	(55,720)	(887,335)	(169,822)
Financing cost	-	(14,536)	-	(14,536)
Other income (Note 12)	2,500,000	-	2,500,000	-
Loss on disposal of asset	(20,944)	-	(20,944)	-
Net income (loss) and comprehensive income (loss)	1,026,941	(1,454,325)	(1,768,865)	(6,751,572)

Net income (loss) per common share
Basic	0.04	(0.07)	(0.08)	(0.32)
Diluted	0.04	(0.07)	(0.08)	(0.32)

Weighted average number of common shares outstanding
Basic	23,678,105	22,081,275	23,523,512	21,411,017
Diluted	25,761,438	22,081,275	23,523,512	21,411,017

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
For the nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)
				Accumulated		Total
		Capital	Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307
Stock options to employees (Note 7)	-	-	213,691	-	-	213,691
Shares issued upon exercise of 2018 Pre-Funded Warrants (Note 9)	3,823,334	1,007,658	(979,705)	-	-	27,953
Shares issued upon exercise of DSUs (Note 8)	10,279	225,612	(225,612)	-	-	-
Net loss	-	-	-	-	(6,751,572)	(6,751,572)
Balance, August 31, 2019	22,085,856	45,561,222	44,119,247	284,421	(92,372,511)	(2,407,621)

Balance, November 30, 2019	22,085,856	45,561,222	44,167,721	284,421	(93,705,585)	(3,692,221)
Stock options to employees (Note 7)	-	-	78,865	-	-	78,865
Cashless exercise of 2018 Pre-Funded Warrants (Note 9)	1,592,249	583,180	(583,180)	-	-	-
Beneficial conversion feature related to Debentures (Note 5)	-	-	697,952	-	-	697,952
Net loss	-	-	-	-	(1,768,865)	(1,768,865)
Balance, August 31, 2020	23,678,105	46,144,402	44,361,358	284,421	(95,474,450)	(4,684,269)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)	Three months ended		Nine months ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
	$	$	$	$
Net income (loss )	1,026,941	(1,454,325)	(1,768,865)	(6,751,572)
Items not affecting cash
Depreciation (Note 4)	102,254	125,989	307,376	378,932
Financing cost	-	14,536	-	14,536
Stock-based compensation (Note 7)	12,884	51,402	78,865	213,691
Accreted interest on convertible debenture (Note 5)	80,490	8,813	722,330	25,011
Loss on disposal of equipment (Note 4)	20,944	-	20,944	-
Unrealized foreign exchange loss	8,462	884	2,978	884

Change in non-cash operating assets & liabilities
Trade and other receivables	(283,204)	198,798	(346,681)	143,036
Investment tax credits	140,101	(45,000)	140,101	(135,000)
Inventory	-	-	102,375	31,723
Prepaid expenses, sundry and other assets	87,411	159,159	52,061	328,559
Accounts payable, accrued liabilities and employee costs payable	(474,756)	1,319,326	1,417,519	1,696,326
Deferred revenue (Note 3)	-	(1,469,716)	-	(2,362,500)
Cash flows provided from (used in) operating activities	721,527	(1,090,134)	729,003	(6,416,374)

Financing activities
Repayment of principal on convertible debenture (Note 5)	-	-	-	(300,000)
Proceeds from issuance of shares on exercise of 2018 Pre-Funded Warrants (Note 9)	-	-	-	27,953
2019 Debenture financing (Note 5)	-	140,800	-	140,800
Debenture financing cost	-	(15,800)	-	(15,800)
Cash flows provided from (used in) financing activities	-	125,000	-	(147,047)

Investing activity
Purchase of property and equipment (Note 4)	(3,875)	(10,684)	(3,875)	(24,097)
Sale of property and equipment (Note 4)	8,806	-	8,806	-
Cash flows provided from (used in) investing activities	4,931	(10,684)	4,931	(24,097)

Increase (decrease) in cash	726,458	(975,818)	733,934	(6,587,518)
Cash, beginning of period	72,098	1,030,177	64,622	6,641,877

Cash, end of period	798,556	54,359	798,556	54,359

Supplemental cash flow information
Interest paid	-	29,394	-	120,148
Taxes paid	-	-	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd“) and Vasogen Inc. completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the OTCQB Venture Market.

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost-plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported income of $1,026,941 and losses of $1,768,865 for the three and nine months ended August 31, 2020 (three and nine months ended August 31, 2019 – losses of $1,454,325 and losses of $6,751,572) and has an accumulated deficit of $95,474,450 as at August 31, 2020 (November 30, 2019 - $93,705,585). The Company has a working capital deficiency of $6,592,155 as at August 31, 2020 (November 30, 2019 – $5,965,627). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA, Health Canada, and the regulatory authorities of the other countries in which its products are proposed to be sold and whether it is able to successfully market approved products. The Company cannot be certain that it will receive FDA, Health Canada, or such other regulatory approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs, or at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, the delisting from Nasdaq (as defined below), strategic alliance agreements, and other relevant commercial considerations.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. In the event that the Company does not obtain sufficient additional capital, it will raise substantial doubt about the Company’s ability to continue as a going concern, realize its assets and pay its liabilities as they become due. The Company’s cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance its product pipeline and selling, general and administrative expenses to support its commercialization efforts. Depending upon the results of the Company’s R&D programs, the impact of the litigation against the Company and the availability of financial resources, the Company could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these condensed unaudited interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a)
Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp., and Vasogen Corp.

References in these condensed unaudited interim consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse stock split (known as a share consolidation under Canadian law) (the “reverse split”) which became effective on each of The Nasdaq Stock Market LLC (“Nasdaq”) and TSX at the opening of the market on September 14, 2018. The term “share consolidation” is intended to refer to such reverse split and the terms “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

In September 2018, the Company announced the reverse split. At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a share consolidation of the issued and outstanding common shares of the Company on the basis of a share consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the 1-for-10 reverse split.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(a)
Basis of consolidation (continued)

The Company’s common shares began trading on each of Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol “IPCI” at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of U.S. GAAP. Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2019.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2019 except for the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”), as further discussed below in Note 3.

The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operations for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders. As COVID-19 has spread, the Company and its third party contractors have had to ask employees to temporarily work from home, which could adversely impact the productivity of the Company’s workforce or the workforce of third parties which the Company relies on for supplies and services required for operations. Any disruption of suppliers would likely impact the Company’s ability to conduct R&D and commercial operations, and ultimately materially adversely affect operating results. The extent to which COVID-19 impacts results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the outbreak, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

3.
Significant accounting policies

(a)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC 606. Under ASC 606, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company recognizes revenue following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation(s). The Company earns revenue from non-refundable upfront

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(a)
 Revenue recognition (continued)

fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Under the terms of the licensing arrangements, the Company provides the customer with a right to access the Company’s intellectual property with regards to the license which is granted. Revenue arising from the license of intellectual property rights is recognized over the period the Company transfers control of the intellectual property.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC 606, the Company records licensing revenue over the period the Company transfers control of the intellectual property in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss).

The Company also had a license and commercial supply agreement (the “Mallinckrodt agreement”) with Mallinckrodt LLC (“Mallinckrodt”) which provided Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company was responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. The Company recorded revenue once Mallinckrodt obtained control of the product and the performance obligation was satisfied.

On April 12, 2019, Mallinckrodt and the Company mutually agreed to terminate the Mallinckrodt agreement, effective no later than August 31, 2019. Under the terms of the mutual agreement, Mallinckrodt was released from certain obligations under the agreement as of April 12, 2019. Effective August 12, 2019, the Mallinckrodt agreement was terminated.

Licensing revenue in respect of manufactured product were reported as revenue in accordance with ASC 606. Once product was sold by Mallinckrodt, the Company received downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which included estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this Mallinckrodt agreement were not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this Mallinckrodt agreement and the guidance per ASC 606, the Company recorded licensing revenue as earned on a monthly basis.

Milestones

For milestone payments that are not contingent on sales-based thresholds, the Company applies a most-likely amount approach on a contract-by-contract basis. Management makes an assessment of the amount of revenue expected to be received based on the probability of the milestone outcome. Variable consideration is included in revenue only to the extent that it is probable that the amount will not be subject to a significant reversal when the uncertainty is resolved (generally when the milestone outcome is satisfied).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(a)
 Revenue recognition (continued)

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three and nine months ended August 31, 2020, the Company recognized $Nil (three and nine months ended August 31, 2019, the Company recognized $1,469,716 and $2,363,525) of revenue. As of August 31, 2020, and November 30, 2019, the Company has recorded a deferred revenue balance of $Nil due to the termination of the Mallinckrodt agreement on August 12, 2019.

(b)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(c)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of August 31, 2020, the Company had raw materials inventories of $172,829 (November 30, 2019 - $172,830), work in process of $73,927 (November 30, 2019 - $73,927) and finished goods inventory of $Nil (November 30, 2019 - $102,374) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(d)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss).

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

(e)
Convertible debentures

In fiscal year 2013, the Company issued an unsecured convertible debenture in the principal amount of $1,500,000 (the “2013 Debenture”). At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Convertible debentures (continued)

Subsequent changes in the fair value of the embedded derivative were recorded in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss). The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing (the “2018 Debenture Financing”) of an unsecured convertible debenture in the principal amount of $500,000 (the “2018 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by a new debenture (the “May 2019 Debenture”). On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. At issuance, the conversion option was not characterized as an embedded derivative as it did not meet the criteria of ASC topic 815 Derivatives and Hedging. Also, at issuance, as the conversion price was higher than the market share price, conversion option was not bifurcated from its host contract and the total value of the convertible debenture was recognized as a liability.

On August 26, 2019, the Company issued an unsecured convertible debenture in the principal amount of $140,800 (the “August 2019 Debenture”). At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the August 2019 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). In November 2019, the August 2019 Debenture was paid in full.

On November 15, 2019, the Company issued an unsecured convertible debenture in the principal amount of $250,000 (the “November 2019 Debenture”) that was originally scheduled to mature on December 31, 2019, bears interest at a rate of 12% per annum and is convertible into common shares of the Company at a conversion price of $0.12 per share. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the November 2019 Debenture was allocated to Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

(f)
Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(g)
Recently adopted accounting pronouncements

On December 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842 Leases using the modified retrospective transition method, applying the new standard to all leases existing at the date of initial application. In addition, the Company elected the package of practical expedients in transition, which permitted the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs on leases that commenced prior to adoption of the new standard. The Company also elected the ongoing practical expedient not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases. As a result of adopting the new standard, the Company didn’t recognize any right-of-use (“ROU”) assets or right-of-use lease liabilities in the condensed unaudited interim consolidated balance sheet as the Company only has one lease which has a term of less than 12 months. As a result of the adoption of Topic 842, there was no impact to opening accumulated deficit.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

4.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
	$	$	$	$	$	$	$	$
Cost
Balance at November 30, 2018	551,086	156,059	172,498	5,367,645	1,441,452	276,300	76,458	8,041,498
Additions	3,790	-	-	20,308	-	-	-	24,098
Balance at November 30, 2019	554,876	156,059	172,498	5,387,953	1,441,452	276,300	76,458	8,065,596
Additions	-	-	-	3,875	-	-	-	3,875
Disposition	-	-	-	(62,019)	-	-	-	(62,019)
Balance at August 31, 2020	554,876	156,059	172,498	5,329,809	1,441,452	276,300	76,458	8,007,452

Accumulated depreciation
Balance at November 30, 2018	363,662	143,593	130,491	3,082,808	1,275,781	214,298	74,872	5,285,505
Depreciation	57,128	6,233	8,402	339,210	82,835	12,401	476	506,685
Balance at November 30, 2019	420,790	149,826	138,893	3,422,018	1,358,616	226,699	75,348	5,792,190
Depreciation	30,169	2,337	5,041	200,012	62,127	7,440	250	307,376
Balance at August 31, 2020	450,959	152,163	143,934	3,622,030	1,420,743	234,139	75,598	6,099,566

Net book value at:
November 30, 2019	134,086	6,233	33,605	1,965,935	82,836	49,601	1,110	2,273,406
August 31, 2020	103,917	3,896	28,564	1,707,779	20,709	42,161	860	1,907,886

As at August 31, 2020, there was $544,252 (November 30, 2019 - $606,271) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment. During the three and nine months ended August 31, 2020, the Company recorded depreciation expense within cost of goods sold in the amount of $Nil and $Nil (three and nine months ended August 31, 2019 - $Nil and $882), respectively. Also, during the nine months ended August 31, 2020, the Company returned equipment in the amount of $32,269, which was unpaid previously, as well as sold an equipment with a book value of $29,750 for the amount of $8,806 and recognized a loss on sale of that equipment in the amount of $20,944.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable

(a)
Convertible debentures

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2020	2019
Convertible debenture payable to two directors and officers of the
Company, unsecured, 10% annual interest rate,
payable monthly (“2018 Debenture”)	$500,000	$473,442

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“May 2019 Debenture”)	$1,050,000	$1,050,000

Convertible debenture payable to two directors and officers of the
Company, unsecured, 12% annual interest rate,
payable monthly (“November 2019 Debenture”)	$219,192	$221,371
	$1,769,192	$1,744,813

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture in the original principal amount of $1.5 million, which was originally scheduled to mature on January 1, 2015. The 2013 Debenture bore interest at a rate of 12% per annum, payable monthly, was pre-payable at any time at the option of the Company and was convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the original $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date for the 2013 Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date for the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC 470-50-40, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive income (loss). The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date for the 2013 Debenture was further extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective May 26, 2016, the July 1, 2016 maturity date for the 2013 Debenture was further extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date for the 2013 Debenture was further extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019. Effective April 1, 2019, the maturity date for the 2013 Debenture was further extended to May 1, 2019. Under ASC 470-50, the changes in the debt instrument were accounted for as modifications of debt. There were no changes in the fair value of the conversion option at the respective dates of the modifications. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest. In December 2018, a principal repayment of $300,000 was made on the 2013 Debenture to Drs. Isa and Amina Odidi.

On April 4, 2019, a tentative approval from TSX was received for a proposed refinancing of the 2013 Debenture subject to certain conditions being met. As a result of the refinancing, the principal amount owing under the 2013 Debenture was refinanced by the May 2019 Debenture. On May 1, 2019, the May 2019 Debenture was issued in the principal amount of $1,050,000, that was originally scheduled to mature on November 1, 2019, bears interest at a rate of 12% per annum and is convertible into 1,779,661 common shares of the Company at a conversion price of $0.59 per common share. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors, and executive officers of the Company, are the holders of the May 2019 Debenture.

Effective November 1, 2019, the maturity date for the May 2019 Debenture was extended to December 31, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Effective December 31, 2019, the December 31, 2019 maturity date for the May 2019 Debenture was further extended to February 1, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at December 31, 2019 of $427,119 was allocated to Additional paid-in capital. Subsequently, the fair value of the May 2019 Debenture is accreted over the remaining life of the May 2019 Debenture using an effective rate of interest of 782.7%.

Effective January 31, 2020, the February 1, 2020 maturity date was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective March 31, 2020, the maturity date for the May 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective May 15, 2020, the maturity date for the May 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

 Effective June 12, 2020, the maturity date for the May 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment of debt. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $1,050,000 and recorded the new convertible debt at the fair value of $1,050,000, resulting in no gain or loss. The carrying amount of the debt instrument is accreted over the remaining life of the May 2019 Debenture using a nominal effective rate of interest.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the 2018 Debenture is accreted over the remaining life of

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

the 2018 Debenture using an effective rate of interest of 7.3%. Effective September 1, 2020, the maturity date for the 2018 Debenture was further extended to November 30, 2020.

On August 26, 2019, the Company completed a private placement financing of the unsecured August 2019 Debenture in the principal amount of $140,800. The August 2019 Debenture was originally scheduled to mature on August 26, 2020, bore interest at a rate of 8% per annum, was pre-payable at any time at the option of the Company up to 180 days from date of issuance with pre-payment penalties ranging from 5% - 30% and was convertible at the option of the holder into common shares after 180 days at a conversion price which was equal to 75% of the market price (defined as the average of the lowest three (3) trading prices for the common shares during the twenty (20) trading day period prior to the conversion date). The Company incurred $15,800 in debt issuance costs of which $7,031 was debited to Additional paid-in capital and $8,769 was offset against the convertible debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at August 26, 2019 of $62,655 was allocated to Additional paid-in capital. Subsequently, the fair value of the August 2019 Debenture is accreted over the remaining life of the August 2019 Debenture using an effective rate of interest of 77.1%.

In November 2019, the August 2019 Debenture was fully paid, and the value of the beneficial conversion feature was recalculated at settlement in the amount of $88,652, which was offset to Additional paid-in capital and $4,419 gain on settlement was recognized in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss).

On November 15, 2019, the Company completed a private placement financing of the unsecured convertible November 2019 Debenture in the principal amount of $0.25 million. The November 2019 Debenture was originally scheduled to mature on December 31, 2019. The November 2019 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $0.12 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.25 million of the proceeds for the November 2019 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at November 15, 2019 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 152.4%.

Effective January 31, 2020, the December 31, 2019 maturity date for the November 2019 Debenture was further extended to March 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at January 31, 2020 of $125,000 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 504.4%.

Effective March 31, 2020, the maturity date for the November 2019 Debenture was further extended to May 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at March 31, 2020 of $20,833 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable (continued)

(a)
Convertible debentures (continued)

Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 72.4%.

Effective May 15, 2020, the maturity date for the November 2019 Debenture was further extended to June 12, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at May 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 249.2%.

Effective June 12, 2020, the maturity date for the November 2019 Debenture was further extended to July 15, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at June 12, 2020 of $41,666 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 211.4%.

Effective July 15, 2020, the maturity date for the May 2019 Debenture was further extended to December 31, 2020. Under ASC 470-50, the change in the debt instrument was accounted for as an extinguishment. In accordance with ASC 470-50-40-2, extinguishment transactions between related entities are treated as capital transactions. At the date of extinguishment, the Company derecognized the carrying amount of convertible debt of $250,000 and recorded the new convertible debt at the fair value of $250,000, resulting in no gain or loss. As the conversion price was lower than the market share price, the beneficial conversion feature valued at July 15, 2020 of $41,667 was allocated to Additional paid-in capital. Subsequently, the fair value of the November 2019 Debenture is accreted over the remaining life of the November 2019 Debenture using an effective rate of interest of 40.0%.

Accreted interest expense during the three and nine months ended August 31, 2020 is $80,490 and $722,330 (three and nine months ended August 31, 2019 is $8,813 and $25,011) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss). In addition, the coupon interest on the 2013 Debenture, 2018 Debenture, May 2019 Debenture, August 2019 Debenture and November 2019 Debenture (collectively, the “Debentures”) for the three and nine months ended August 31, 2020 is $50,628 and $151,334 (the three and nine months ended August 31, 2019 is $44,731 and $135,486) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss).

(b)
Promissory notes payable

	August 31,	November 30,
	2020	2019
	$	$
Promissory notes payable to two directors and officers
of the Company, unsecured, no annual interest
rate on the outstanding loan balance	162,840	159,863

	162,840	159,863

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

5.
Convertible debentures and promissory notes payable (continued)

(b)
Promissory notes payable (continued)

In September 2019, the Company issued two unsecured, non-interest bearing promissory notes, with no fixed repayment terms, in the amounts of US$6,500 and CDN$203,886, to Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company.

6.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2020, the Company had 23,678,105 (November 30, 2019 – 22,085,856) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of the Company owned directly and through their family holding company 578,131 (November 30, 2019 – 578,131) common shares or approximately 2.4% (November 30, 2019 – 2.6%) of the issued and outstanding common shares of the Company as at August 31, 2020.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company originally could from time to time sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on Nasdaq or otherwise. Under the equity distribution agreement, the Company was able at its discretion, from time to time, to offer and sell common shares through Roth or directly to Roth for resale to the extent permitted under Rule 415 under the U.S. Securities Act of 1933, as amended, at such time and at such price as were acceptable to the Company by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company has paid Roth a commission, or allowed a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company also agreed to reimburse Roth for certain expenses relating to the at-the-market offering program.

In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

The underwriting agreement relating to the October 2018 offering described in Note 6(e) restricts the Company’s ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement. Moreover, currently the Company does not meet the requirements to utilize its Registration Statement on Form F-3 to issue any further securities under at-the-market equity program (or otherwise) under the Form F-3.

(c)
In October 2017, the Company completed a registered direct offering of 363,636 common shares at a price of $11.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 181,818 common shares (the “October 2017 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, have a term of three years and have an exercise price of $12.50 per common share. The Company also issued to the placement agents warrants to purchase 18,181 common shares at an exercise price of $13.75 per share (the “October 2017 Placement Agent Warrants”). The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

common share and the exercise price divided by the market price. The October 2017 Warrants and the October 2017 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the October 2017 Warrants under Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares, October 2017 Warrants and October 2017 Placement Agent Warrants were $500,492 and were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under Additional paid-in capital.

(d)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the March 2018 Warrants under Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in capital.

(e)
In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which were comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit consisting of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018 Pre-Funded Warrants under Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in capital.

During the three and nine months ended August 31, 2020, Nil and 1,592,249 (three and nine months ended August 31, 2019 – Nil and 2,793,334) common shares were issued upon the exercise of 2018 Pre-Funded Warrants. The Company has disclosed the terms used to value these warrants in Note 9.

(f)
In July 2019, the company issued 10,279 common shares due to the exercise of 10,279 Deferred Share Units. The Company recorded a charge of $225,612 from Additional paid-in-capital to common shares under Capital stock.

7.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,367,810 based on the number of issued and outstanding common shares as at August 31, 2020. As at August 31, 2020, 1,813,102 options are outstanding and there were 554,708 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of August 31, 2020. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two-year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two-year extension of the performance-based stock option expiry date to September 2020. These options were outstanding as at August 31, 2020.

In the three and nine months ended August 31, 2020, Nil (three and nine months ended August 31, 2019 – Nil and 1,887,000) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

7.
Options (continued)

Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than nine years. For options that have an expected life of less than nine years the Company uses its own volatility. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	August 31, 2020			August 31, 2019
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
	#	$	$	#	$	$
Outstanding, beginning of period	2,353,829	8.35	4.30	555,651	31.75	16.69
Granted	-	-	-	1,887,000	0.35	0.26
Expired	(28,800)	18.10	11.00	(31,550)	37.71	17.60
Cancelled	(78,881)	0.38	0.23	-	-	-
Forfeited	(156,652)	0.35	0.22	(6,666)	4.72	2.61
Balance at end of period	2,089,496	9.31	4.67	2,404,435	8.42	3.78

Options exercisable end of period	1,554,504	12.45	6.19	1,141,431	17.26	7.62

Total unrecognized compensation cost relating to the unvested performance-based stock options at August 31, 2020 is $Nil (August 31, 2019 - $Nil).

For the three and nine months ended August 31, 2020 and 2019, no options were exercised.

The following table summarizes the components of stock-based compensation expense.

Stock-based compensation	Three months ended		Nine months ended
related to:	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
	$	$	$	$

Research and development	10,525	40,517	63,930	172,274
Selling, general and administrative	2,359	10,885	14,935	41,417
	12,884	51,402	78,865	213,691

The Company has estimated its stock option forfeitures to be approximately 4% for three and nine months ended August 31, 2020 (three and nine months ended August 31, 2019 – 4%).

8.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

8.
Deferred share units (continued)

During the three and nine months ended August 31, 2020, no non-management board members elected to receive director fees in the form of DSUs under the Company’s DSU Plans. As at August 31, 2020, Nil (August 31, 2019 – Nil) DSUs were outstanding and 11,000 (August 31, 2019 – 11,000) DSUs were available for grant under the DSU Plan.

During the three and nine months ended August 31, 2020 no DSUs were exercised. During the three and nine months August 31, 2019, 10,729 DSU’s were exercised and the Company recorded a charge of $225,612 from Additional paid-in-capital to common shares under Capital stock.

9.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the overallotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 45,946 additional common shares at the public offering price of $16.10 per share in connection with subsequent partial exercises of the underwriter’s overallotment option. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rate of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares (the “October 2017 Warrants”). The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rate of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk-free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

9.
Warrants (continued)

cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2018 Option Warrants to purchase 2,608,695 common shares exercisable at $0.75 per share pursuant to the overallotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the overallotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the overallotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rate of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency).

During the three and nine months ended August 31, 2020, Nil and 1,616,667 (three and nine months ended August 31, 2019, Nil and 2,793,334) 2018 Pre-Funded Warrants were exercised for proceeds of $Nil and $Nil (three and nine months ended August 31, 2019 - $Nil and $27,953), and the Company recorded a charge of $Nil and $583,180 (three and nine months ended August 31, 2019 – Nil and $979,705) from Additional paid-in-capital to common shares under Capital stock. During the nine months ended August 31, 2019, 1,030,000 common shares were issued in respect of 2018 Pre-Funded Warrants which were exercised as of November 30, 2018 but for which common shares were not yet issued as of November 30, 2018.

As at August 31, 2020, Nil (August 31, 2019 – 1,616,667) 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 22,123,623 warrants including 2018 Firm Warrants outstanding and exercisable as of August 31, 2020:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

9.
Warrants (continued)

	Exercise	Number		Shares issuable
Warrant	price	outstanding	Expiry	upon exercise
June 2016 Warrants	$19.30	277,478	June 02, 2021	138,739
October 2017 Warrants	$12.50	181,818	October 13, 2020	181,818
October 2017 Placement
Agent Warrants	$13.75	18,181	October 13, 2020	18,181
March 2018 Warrants	$6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	$6.00	150,000	March 21, 2021	150,000
March 2018 Placement
Agent Warrants	$7.50	29,166	March 16, 2021	29,166
March 2018 Placement
Agent Warrants	$7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	$0.75	20,000,000	October 16, 2023	20,000,000
October 2018 Placement
Agent Warrants	$0.9375	1,160,314	October 16, 2023	1,160,314
		22,123,623		21,984,884

During the three and nine months ended August 31, 2020, there were no cash or cashless exercises in respect of warrants (three and nine months ended August 31, 2019 – Nil) other than 2018 Pre-Funded Warrants as noted above, resulting in the issuance of Nil (three and nine months ended August 31, 2019 – Nil) and Nil (three and nine months ended August 31, 2019 - Nil) common shares, respectively.

Details of warrant transactions are as follows:

	Outstanding, December 1, 2019	Issued	Expired	Exercised	Outstanding, August 31, 2020
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	18,181
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	1,616,667	-	-	(1,616,667)	-
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	23,740,290	-	-	(1,616,667)	22,123,623

	Outstanding, December 1, 2018	Issued	Expired	Exercised	Outstanding, August 31, 2019
June 2016 Warrants	277,478	-	-	-	277,478
October 2017 Warrants	181,818	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	18,181
March 2018 Warrants	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	44,166	-	-	-	44,166
2018 Firm Warrants	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	4,410,001	-	-	(2,793,334)	1,616,667
October 2018 Placement
Agent Warrants	1,160,314	-	-	-	1,160,314
	26,533,624	-	-	(2,793,334)	23,740,290

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

10.
Income taxes

The Company has had taxable income under the Federal and Provincial tax laws of Canada for the three months ended August 31, 2020 and had no taxable income under the Federal and Provincial tax laws of Canada for the nine months ended August 31, 2020 (three and nine months ended August 31, 2019 – no taxable income). The Company has non-capital loss carry-forwards at August 31, 2020, totaling $50,556,307 in Canada that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2039.

For the three and nine months ended August 31, 2020, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of approximately $20,250,000 which can be carried forward indefinitely.

For the three and nine months ended August 31, 2020, the Company had approximately $3,770,000 of unclaimed Investment Tax Credits which expire from 2025 to 2039. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

11.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at August 31, 2020, and continuing as at October 15, 2020, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P's (“Purdue”) file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed that its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the  FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book”, or that such patents are invalid, and so notified Purdue and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of its NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA was stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and was initially set to expire on August 24, 2019, unless the stay was earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim were filed on July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

11.
Contingencies (continued)

On July 6, 2018, the court issued a claims construction on the first case. The Company believes that it has non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the 17-392 docket case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s resubmission of the Oxycodone ER NDA. That filing was timely filed at the end of February 2019. The trial in the 17-392 case was scheduled for November 12, 2019. On January 17, 2019, the court issued a scheduling order in 18-404 that schedules the remaining major portions. The trial in the 18-404 case was scheduled for June 2020, which is also subject to extension via the bankruptcy.

The U.S. Federal Circuit Court of Appeal affirmed on April 4, 2019 the invalidity of one Purdue OxyContin® patent. The patent is: 9,060,976. The patent was nominally in the 17-392 and 18-404 cases. The invalidity ruling reduces yet another patent from the overall picture. However, it does not, by itself, eliminate the 30-month litigation stay in either docketed case.

On October 4, 2019 following the filing of a bankruptcy stay by Purdue Pharma, the ongoing litigation cases numbers 1:17-cv-00392-RGA and 1:18-cv-00404-RGA-SRF between Purdue Pharma L.P. et al and Intellipharmaceutics International have been stayed and the existing dates in both cases vacated by an order issued by the courts in the District of Delaware. No new dates were given for reinstatement; however, the parties were required to provide a further status report no later than March 13, 2020. During a status update March 13, 2020, the stay was ordered to be continued. The parties were required to submit a joint status report no less than two business days before June 3, 2020. On April 24, 2019, an order was issued, setting the trial date for case number 17-392 in the District of Delaware, and also extending the 30-month stay date for regulatory approval to March 2, 2020. With the current litigation stay order, the previous 30-month stay date of March 2, 2020 was unchanged and expired.

On April 15, 2020, Purdue filed a new patent infringement suit against the Company. The suit was filed in the United States District Court for the District of Delaware under docket number: 1:20-cv-00515. The new patent suit relates to additional Paragraph IV certifications lodged against Purdue’s patent numbers: 10,407,434 and 10,369,109. The new lawsuit has not yet been served on the Company. There was no formal court schedule on the new case yet.

On or about July 2, 2020 the parties in the cases, numbers 17-cv-392-RGA, 18-cv-404-RGA and 20-cv-515-RGA (the “Litigations”) between Purdue Pharma L.P. et al (“Purdue’) and Intellipharmaceutics entered into a stipulated dismissal of the Litigations. The stipulated dismissal, which was subject to approval by the bankruptcy court presiding over Purdue Pharma’s pending chapter 11 cases, provides for the termination of the patent infringement proceedings. The stipulated dismissal also provides that (i) for a thirty (30) day period following a final approval of the Company’s Aximris XRTM NDA the parties will attempt to resolve any potential asserted patent infringement claims relating to the NDA and (ii) if the parties fail to resolve all such claims during such period Purdue Pharma will have fifteen (15) days to pursue an infringement action against the Company. The terms of the stipulated dismissal agreement are confidential.

On July 28, 2020 the United States District Court for the District of Delaware signed the stipulations of dismissal into order thereby dismissing the claims in the three cases without prejudice. In consideration of the confidential stipulated dismissal agreement and for future saved litigation expenses, Purdue has paid an amount to the Company and will pay an additional amount at a future date subject to certain conditions.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

11.
Contingencies (continued)

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.).  The lead plaintiffs filed a consolidated amended complaint on January 29, 2018.  In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets.  The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim.  The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019. On February 5, 2019, the court held an initial pretrial conference and entered a scheduling order governing discovery and class certification. In an order entered at the parties request on May 9, 2019, the Court stayed proceedings in the action to permit the parties time to conduct a mediation.  As a result of subsequent extensions, the stay was extended through October 10, 2019.  The parties participated in a mediation on August 1, 2019, during which the parties tentatively agreed to the terms of a settlement of the action subject to the satisfaction of certain financial conditions by the Company.  On October 10, 2019, the Company provided notice that it was not able to satisfy those conditions.

On November 7, 2019, the Company announced that the parties reached a settlement that is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million by the Company, which Intellipharmaceutics anticipates will be funded with the proceeds from available insurance coverage.

As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation of settlement acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019. Given the lack of activity for the past several months, plaintiffs’ counsel filed on March 11, 2020, a letter on behalf of all parties jointly requesting a conference with the Court about the preliminary approval motion for the settlement. In an order entered on July 30, 2020, the Court preliminarily approved the proposed settlement and scheduled a hearing to consider final approval of the settlement for December 4, 2020.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi (“Defendants”), were served with a Statement of Claim filed in the Superior Court of Justice of Ontario (“Court”) for a proposed class action under the Ontario Class Proceedings Act (“Action”). The Action was brought by Victor Romita, the proposed representative plaintiff (“Plaintiff”), on behalf of a class of Canadian persons (“Class”) who traded shares of the Company during the period from February 29, 2016 to July 26, 2017 (“Period”). The Statement of Claim, under the caption Victor Romita v. Intellipharmaceutics International Inc. and Isa

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

11.
Contingencies (continued)

Odidi, asserts that the Defendants knowingly or negligently made certain public statements during the Period that contained or omitted material facts concerning Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The Plaintiff alleges that he and the Class suffered loss and damages as a result of their trading in the Company’s shares during the Period. The Plaintiff seeks, among other remedies, unspecified damages, legal fees and court and other costs as the Court may permit.

On February 26, 2019, the Plaintiff delivered a Notice of Motion seeking the required approval from the Court, in accordance with procedure under the Ontario Securities Act, to allow the statutory claims under the Ontario Securities Act to proceed with respect to the claims based upon the acquisition or disposition of the Company’s shares on the TSX during the Period (“Motion”). On June 28, 2019, the Court endorsed a timetable for the exchange of material leading to the hearing of the Motion scheduled for January 27-28, 2020. No date has been set for the hearing of the certification application. On October 28, 2019, plaintiff’s counsel advised the court that the Plaintiff intended to amend his claim and could not proceed with the Leave Motion scheduled for January 27-28, 2020. As such the Court released those dates.

On January 28, 2020, the plaintiff served a Notice of Motion for leave to amend the Statement of Claim. On April 2, 2020, the plaintiff delivered an Amended Motion Record and Amended Notice of Motion seeking an order for leave to issue a fresh as Amended Statement of Claim including the addition of Christopher Pearce as a Plaintiff (“Amendment Motion”). On May 1, 2020, Mr. Justice Morgan granted the plaintiff’s Amendment Motion. The Company and Dr. Odidi intend to vigorously defend the action and have filed a Notice of Intent to Defend. A tentative settlement has been reached in this proceeding. The parties are in the process of seeking dates for a hearing to seek Court approval of the settlement.

On October 7, 2019, a complaint was filed in the U.S. District Court for the Southern District of New York by Alpha Capital Anstalt (“Alpha”) against the Company, two of its existing officers and directors and its former Chief Financial Officer.   In the complaint, Alpha alleges that the Company and the executive officers/directors named in the complaint violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by allegedly making false and misleading statements in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 20, 2018, as amended (the “Registration Statement”) by failing to disclose certain information regarding the resignation of the Company’s then Chief Financial Officer, which was announced several weeks after the Registration Statement was declared effective.  In the complaint Alpha seeks unspecified damages, rescission of its purchase of the Company’s securities in the relevant offering, attorneys’ fees and other costs and further relief as the court may find just and proper. On December 12, 2019, the Company and the other defendants in the action filed a motion to dismiss for failure to state a claim. The Plaintiff filed an opposition to that motion on February 4, 2020 and a reply brief in further support of the motion to dismiss the action was filed March 6, 2020. In addition, the Court scheduled a mandatory settlement conference with the Magistrate Judge for April 23, 2020 which the Company and counsel attended. On June 18, 2020, the court largely denied the Company’s motion to dismiss the action. As a result, discovery is ongoing and is currently scheduled to be completed by February 1, 2021. The Company intends to continue to vigorously defend the claims asserted in the complaint. However, there can be no assurance that the case can be resolved in the Company's favor.

On May 28, 2020, the Company became aware that a statement of claim was filed in the Ontario Superior Court of Justice (CV-20-00641581-0000) against the Company and its directors by Greg Powell, a former employee and former CFO of the Company. The claims sought damages for unpaid wages, wrongful dismissal, manner of dismissal plus other compensation claims and special damages. On August 6, 2020, the parties have consented to an order dismissing this case.

On August 5, 2020 a former employee filed a claim against the Company for wrongful dismissal of employment plus loss of benefits, unpaid vacation pay, interest and costs. The Company has filed a statement of defense and intends to vigorously defend the claims asserted in the complaint.

On or about April 28, 2020, the Company received demand letters from their landlord for amounts owing. Amounts in question are fully accrued for and included in accounts payable, accrued liabilities and employee costs payable in the condensed unaudited interim balance sheets. The Company is in negotiations and management believes that amounts accrued are sufficient to cover the liabilities. In addition, the Company has vacated 22 Worcester Road as of June 30, 2020 and has no further obligation

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

11.
Contingencies (continued)

in respect of the rental payments on that building from and after July 1, 2020, and currently has no further liability for charges on that building. The Company has entered into an agreement with the landlord pursuant to which it has paid the rent arrears.

12.
Financial instruments

(a)
Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)
The Company calculates fair value of the options and warrants using its own historical volatility (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	August 31, 2020		November 30, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,769,192	1,787,396	1,744,813	1,778,988
Promissory notes payable(i)	162,840	162,840	159,863	159,863

 (i) The Company calculates the interest rate for the Debentures and promissory notes payable based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debentures and the promissory notes payable.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(a)
Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations. Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	August 31,	November 30,
	2020	2019
	$	$
Accounts receivable	23,883	177,202
Other receivable	500,000	-
Less allowance for doubtful accounts	-	-
Total trade and other receivable, net	523,883	177,202

Not past due	523,883	177,202
Past due for more than 31 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Total trade and other receivable, gross	523,883	177,202

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three and nine months ended August 31, 2020, one customer accounted for all the revenue and accounts receivable of the Company. On July 2, 2020, the Company reached a stipulated dismissal agreement with regards to all three cases in the litigation between Purdue and the Company. In consideration of the confidential dismissal agreement and for future saved litigation expenses, Purdue paid $2,000,000 to the Company and will pay an additional $500,000 on or before December 31, 2020 subject to some conditions. During the three and nine months ended August 31, 2020, the Company received the initial payment of $2,000,000 and the remaining $500,000 was recognized as Other receivable on the Company’s condensed unaudited interim consolidated balance sheets. The Company recognized $2,500,000 as other income in the condensed unaudited interim consolidated statements of operations and comprehensive income (loss) for the three and nine months ended August 31, 2020. For the three and nine months ended August 31, 2019, two customers accounted for all the revenue and accounts receivable of the Company. The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2020 and 2019
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a foreign exchange loss while a weakening U.S. dollar will lead to a foreign exchange gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive income (loss) by $0.1 million.

(d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2020:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Accounts payable	4,069,023	-	-	-	-	4,069,023
Accrued liabilities	1,641,564	-	-	-	-	1,641,564
Employee costs payable	1,253,243	-	-	-	-	1,253,243
Convertible debentures (Note 5)	539,030	1,313,249	-	-	-	1,852,279
Promissory notes payable (Note 5)	162,840	-	-	-	-	162,840
Total contractual obligations	7,665,700	1,313,249	-	-	-	8,978,949

13.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2020	2019	2020	2019
	$	$	$	$
Revenue
United States	328,781	1,689,941	1,102,075	3,247,997

			August 31, 2020	November 30, 2019
			$	$
Total assets
Canada			4,217,271	3,796,713

Total property and equipment
Canada			1,907,886	2,273,406